UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
Telephone : +30 2 111 888 400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

EXHIBIT INDEX

99.1	Proxy Statement for the 2021 Annual Meeting of Stockholders

99.2	Proxy for the 2021 Annual Meeting of Stockholders

99.3	2020 Annual Report

99.4	Proxy Notice for the 2021 Annual Meeting of Stockholders

99.5	Proxy Voting Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021

SAFE BULKERS, INC.,

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer